

Mailstop 3233

November 16, 2015

Via E-mail
Mr. Michael O'Hara
Chief Financial Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, VA 23462

> **Re:** **Armada Hoffler Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-35908**

Dear Mr. O'Hara:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Financial Statements, page F-3

1.   Please tell us how you determined it was appropriate to combine your Predecessor with the Company for certain financial statements for the year ended December 31, 2013. Within your response, please reference the authoritative accounting literature management relied upon.

Item 9A: Controls and Procedures

2.   In future filings, please specify if management applied the criteria of the Updated 2013 Framework or the 1992 Framework issued by COSO when assessing the effectiveness of the Company's internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities